Global Blockchain Acquisition Corp.

6555 Sanger Road, Suite 200

Orlando, Florida 32827

May 6, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attention: Victor Rivera Melendez, Esq.

Re:	Global Blockchain Acquisition Corp.

Registration Statement on Form S-1

File No. 333-264396

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Global Blockchain Acquisition Corp., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 P.M. (Eastern Time) on May 9, 2022, or as soon thereafter as possible on such date.

Very truly yours,

Global Blockchain Acquisition Corp.

By:	/s/ Jonathan Morris
Name:	Jonathan Morris
Title:	Chief Financial Officer